C. Thomas Hopkins T: +1 310 883 6417 thopkins@cooley.com	By EDGAR

March 15, 2021

Cara Wirth

Erin Jaskot

Aamira Chaudhry

Theresa Brillant

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Honest Company, Inc.

Draft Registration Statement on Form S-1

Submitted January 29, 2021

CIK No. 0001530979

Dear Mses. Wirth, Jaskot, Chaudhry and Brillant:

On behalf of The Honest Company, Inc. (the “Honest Company” or the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 26, 2021 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on January 29, 2021 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Draft Registration Statement on Form S-1 submitted January 29, 2021

Founder Letter, page iii

1.	Please include support for the statement that people continue to choose Honest over the status quo.

Response: In response to the Staff’s comment, the Company has revised the statement on page iv of DRS Amendment No. 1.

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Page Two

Prospectus Summary

Overview: The Honest Difference, page 1

2.

Please characterize the statements throughout this section relating to characteristics of your consumers as your beliefs, or otherwise provide support for such statements. Please also define the term “digitally-native.” Please also explain how you have disrupted multiple product categories and provide support for such statement.

Response: In response to the Staff’s comment, the Company has revised its statements on pages 1, 71, 91 and 100 of DRS Amendment No. 1 regarding the characteristics of its consumers to clarify which are based on the Company’s beliefs. As support for certain demographic and other characteristic statements about consumers, the Company is supplementally providing to the Staff under separate cover copies of certain internal and third-party studies as support for these statements. To expedite the Staff’s review, the Company has clearly marked each of the reports provided to highlight the applicable portions thereof.

Furthermore, the Company has defined the term “digitally-native” on page ii of DRS Amendment No. 1., which for the Company means that when the Company started its business, it launched as a digital-only platform.

The Company respectfully acknowledges the Staff’s comment regarding disruption, and notes that the Company states in the DRS and DRS Amendment No. 1 that it is “focused on…disrupting multiple consumer product categories….” The statement is intending to convey one of the Company’s business strategies rather than claim that it has in fact disrupted multiple consumer product categories. For example, one of the Company’s strategies relates to continuing to introduce clean and natural products and making them available to consumers through its omnichannel approach. As a result, it does not believe any additional detail or support regarding its disruption of product categories is required.

3.

We note your reliance on a third-party study that you commissioned. Please disclose the entity from which you commissioned the report. Please also file the written consent of this entity as an exhibit to your registration statement. Refer to Rule 436 and Section 7 of the Securities Act.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the entity (the “Third Party”) from which the Company commissioned the report has required that their name be kept confidential. In addition, the Company respectfully submits that the Third Party is not an “expert” under Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”) and accordingly, the Company does not believe a consent is required to be filed as an exhibit to the Registration Statement. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that the Third Party, a management consulting firm and the third-party provider of this study, is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” Accordingly, the Company believes that the Third Party should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws.

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Page Three

In addition, the Company notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from this study included in DRS Amendment No. 1 was not prepared in for purposes of DRS Amendment No. 1, but was rather prepared for business and marketing purposes. As a result of the foregoing, the Company respectfully submits that the Third Party is not an expert of the kind whose consent is required to be filed pursuant to Rule 436.

4.

We note your statement that “[o]ur integrated multi-category product architecture helps drive loyalty, increase our consumer wallet share and generate attractive consumer lifetime value.” Please revise to provide support for these statements and quantify such measurements, to the extent possible. Please also tell us how you measure each of these categories and disclose how these measurements have changed from prior years. We note in particular that you have been in business since 2011, with newer product categories in Skin and Personal Care and Household and Wellness. Please tell us how this impacts your measurement of “consumer lifetime value.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 71 and 91 of DRS Amendment No. 1. Furthermore, the Company advises the Staff that the general Skin and Personal Care and Household and Wellness product categories have existed since the Company’s initial years of operation, although many of the initial products developed in these categories are no longer produced by the Company. Generally, however, with respect to the measurement of consumer lifetime value, new product categories provide the Company with the ability to deliver additional product offerings and cross-sell consumers amongst different product categories, which may lead to customer loyalty as well as attractive consumer lifetime value.

5.

You state that your direct connection with your community enables you to understand in real time what consumers’ needs are and inspires your product innovation pipeline. Please explain how you receive feedback from your consumers and what it means to “join the community of Honest loyalists.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 6, 71, 91 and 96 of DRS Amendment No. 1. The Company also advises the Staff that it receives feedback from its consumers through a variety of mediums, including through comments left by users on its social media platforms, its internal customer service team and product ratings on retailer’s digital platforms, as well as its own website.

6.

We note your statement that you “strive to reduce our environmental footprint and expect our domestic Honest.com shipments to be carbon neutral during the first quarter of 2021.” Please provide additional detail on this statement and explain whether your shipments are carbon neutral currently, given that you expect that this will be achieved by the end of the current quarter.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 92, 100, 106 and 111 of DRS Amendment No. 1. The Company additionally advises the Staff that its carbon offset program is facilitated by one of the Company’s investors that provides such benefit to its portfolio companies. The carbon offsets, which is an immaterial dollar amount, have been purchased on behalf of the Company, at no cost to the Company.

7.	Please disclose in your summary that you have incurred net losses each year since your inception.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 8 of DRS Amendment No. 1.

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Page Four

Our Industry

Rapidly Growing “Clean and Natural” Segment in Large Market, page 2

8.

We note your statement that “[t]he historical leading brands in these categories generally focus on single categories and offer products made with conventional ingredients that are less aligned with increasing consumer preference for clean and natural solutions.” Please disclose which brands you are referring to and how you define “conventional” versus “clean/natural” in the charts used on page 91, including the number of brands in each category. Please also explain what is meant by the “implied” clean and natural penetration of the “broader markets.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 92 and 93 of DRS Amendment No. 1. The Company further advises the Staff that determinations of a brand’s (or sub-brand’s) positioning as “clean/natural” vs. “conventional” was based on a qualitative assessment of how a brand is positioned to consumers, coupled with secondary analysis from syndicated data sources that characterize brands as naturally positioned. “Clean/natural brands” were those that explicitly made claims regarding their products being natural, better-for-you, naturally derived or simplified formulations. “Conventional” brands were defined as those that did not make these explicit claims about their products.

Our Strengths

Mission-Driven Brand Inspiring Deep Consumer Affinity Across Categories, page 4

9.

We note your statements that “[o]ur brand promise results in deep consumer affinity, loyalty and broad desire to shop our brand across categories” and “[a]s we have become an increasingly integral part of consumers’ lives, serving them across their pregnancy, baby, beauty and household care needs, we have achieved significant wallet share, high repeat purchasing rates and attractive consumer lifetime value.” Please quantify these measurements so that investors understand what you consider to be “significant” and “high repeat” and “attractive” and include a description of how you measure these results and how they have changed in recent years.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 94 of DRS Amendment No. 1.

10.

We note that, according to a third-party study that you commissioned among then-current diaper, personal care and beauty buyers of certain brands, “Honest is ranked #1 or #3 across indices of “better-for-you” credibility, expressive brand personality and functional excellence.” Please tell us how many consumers were surveyed in the study, the date of the study, and the number of other brands included in each category and whether such brands were conventional or part of the “clean and natural” segment. Please also provide additional detail on what “better-for-you credibility,” “expressive brand personality,” and “functional excellence” means with respect to the study, including how each of these categories are defined.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 94 of DRS Amendment No. 1. The Company also advises the Staff that the surveys were conducted in 2020 and approximately (a) 2,800 individuals were surveyed in the Honest Diapers survey and (b) 1,000 individuals were surveyed in the Honest Beauty survey. The Diapers survey respondents identified as primarily purchasing Honest diapers and the Beauty survey respondents identified as having purchased Honest skin and personal products within the last six months. In the

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Page Five

Diapers category, six other brands were included in the study and they included brands that are both in the “clean and natural” and “conventional” segments. In the Beauty category, which includes Skin and Personal Care, six other brands were surveyed in the study and they included brands that are both in the “clean and natural” and “conventional” segments. As indicated in the footnotes on the graphics on pages 4 and 94 of DRS Amendment No. 1, the graphics reflect the Company’s rankings among four key competitor brands and in the Diapers category, only includes brands with share greater than 1%.

The Company additionally advises the Staff that the survey respondents were asked to indicate how much they agreed or disagreed with the statements “‘Better for you’ credibility,” “Expressive personality” and “Functional excellence” with respect to the Company and other companies that offer products in the “Honest Diapers” category and the “Honest Beauty” category to measure such respondents’ relative perceptions of these attributes. The survey respondents were provided with key attributes of each statement. For example, for Diapers, key attributes included, among others: (1) for “Better for you” credibility, (a) “allows me to be a ‘clean’ consumer,” (b) is a leader of natural products and (c) makes “better for you” products; (2) for Functional excellence, (a) products that best protect against leaks and blowouts, (b) “safest for my baby’s health” and (c) excellent for sensitive skin; and (3) for Expressive personality, (a) premium, (b) smart and (c) innovative. For Beauty, which includes Skin and Personal Care, key attributes included, among others: (1) for “Better for you” credibility, (a) “safest for my skin,” (b) products are natural and (c) is transparent about what is in their products; (2) for Functional excellence, (a) products that are effective, (b) is well-reviewed/trusted by others and (c) has products that work well for my skin type/complement by skin type; and (3) for Expressive personality, (a) unique, (b) smart and (c) is innovative/introduces trend-setting new products.

To establish the ratings across the “Honest Diapers” category, a sample of primary users of Honest brand diapers was surveyed and asked to indicate how much they agree or disagree with these three statements about the Company, and a sample of primary users of competitor brand diapers was also surveyed and asked to indicate how much they agree or disagree with these three statements about the competitor brand they primarily use. To establish the ratings across the “Honest Beauty” category, a sample of recent purchasers in the past six months of Honest brand beauty products was surveyed to indicate how much they agree or disagree with these same three statements about the Company and a sample of primary users of competitor brand beauty products was also surveyed and asked to indicate how much they agree or disagree with these three statements about the competitor brand they primarily use. The rankings presented in the graphics on pages 4 and 94 of DRS Amendment No. 1 represent the Company’s ranking relative to other brands in the survey considered, from the Company’s perspective, to be among the Company’s key competitors. To establish the ratings across the “Importance in Driving Loyalty Index,” a sample of primary users of Honest brand diapers was surveyed and asked to indicate what the top loyalty driver was in the diaper category among the same three statements.

Deep Connection with our Customers, page 6

11.

We note your statement that “[o]ur ability to own and nurture our consumer relationships represents a meaningful competitive advantage over traditional CPG peers, who largely rely on retailers and traditional mediums to sell their products.” Please provide support for this statement with respect to your traditional CPG peers or revise to state that this is your belief.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 6, 95 and 96 of DRS Amendment No. 1.

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Page Six

In-House Product Development Capabilities that Power Innovation, page 6

12.	We note your statement that “traditional CPG peers are generally less nimble and typically take one to two years to bring new products to market.” Please provide additional support for this statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 96 of DRS Amendment No. 1.

Managements Discussion and Analysis of Financial Condition and Results of Operations

IPO-Related Expenses, page 75

13.

We note you expect to pay $9.5 million in bonuses to certain employees upon the closing of this offering. Please tell us what consideration was given to showing the pro forma balance sheet and EPS effect of this payment.

Response: In response to the Staff’s comment, the Company has included pro forma balance sheet information and pro forma earnings per share information to give effect to the $9.5 million in bonuses to be paid to certain employees upon the closing of the Company’s offering (the “IPO Bonuses”) in the sections titled “Capitalization” and “Prospectus Summary—Summary Consolidated Financial Data” on pages 13 and 6 of DRS Amendment No. 1, respectively.

Non-GAAP Financial Measure, page 82

14.	We note your adjustment “Non-ordinary course litigation expenses” to arrive at Total Adjusted EBITDA. Please expand note (2) to explain specifically what this adjustment relates to.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 85 of DRS Amendment No. 1.

Business

Continued Execution of Omnichannel Strategy to Drive Product Accessibility, page 95

15.

We note that ACV is calculated as the dollar value of stores in which a product has scanned in a geography divided by the dollar value of all the stores in that geography. Please explain what is meant by the dollar value of stores, product has scanned, and geography. Please also disclose how you define legacy brands, the specific brands that you are including for comparison here, and how you determined that these legacy brands have 95% to 100% ACV, as well as whether your competitors generally use the same measurement. Please also supplementally tell us how you obtain the data that you used for the calculations included here.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 8 and 97 of DRS Amendment No. 1, including to clarify the definition of all-commodity volume. The Company also advises the Staff that the Company obtained this data from Information Resources, Inc. (“IRI”), a third-party data analytics and market research company, and the data includes 4-week, 12-week and 52-week data through December 27, 2020. The measurement of this data was done by IRI, and the Company believes that some of its competitors also use IRI as a data source, but others may use different third-party data syndicates that aggregate data, such as Nielsen.

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Page Seven

Additionally, the Company advises the Staff that the historical leading brands that have 95% to 100% ACV based off of 52-week data from IRI include, but are not limited to, Pampers, Huggies, Johnsons and Aveeno.

Our Products, page 98

16.

We note your claim that the materials in your diapers “differentiate them from over 90% of diapers produced by competitors in the marketplace, by volume.” Please provide additional support for this statement, including whether this claim is based on one of the materials used in your diapers, multiple materials, or all the materials. Please also tell us how you define competitors in this context and how many competitors this includes.

Response: The Company advises the Staff that the claim that the Company’s diapers are differentiated from over 90% of diapers produced by competitors in the marketplace, by volume, is based on whether such competitors have identified their diapers as being made with totally chlorine-free pulp (“TCF”), as discussed on page 100 of DRS Amendment No. 1. Specifically, the Company retrieved diaper competitor sales data, by volume, of the 2020 calendar year available through IRI, and then through internal Company research and development resources, categorizing those diaper brands that self-identify their diapers as being made with TCF. In calculating the 90%, the Company also used the sales volume data reported by IRI for the Company’s diapers. The companies included in the pool of “competitors” for this figure included the select competitors identified elsewhere in DRS Amendment No. 1, as well as other clean and conventional diapers brands and private label brands. The data included 88 different products, 4 of which were the Company’s products, and 8 other identified companies (excluding the Company), 3 private label companies and 1 unidentified company.

17.

Please explain what it means that your surface disinfecting spray is approved by the EPA. To the extent that this means that the spray meets certain criteria put forth by the EPA for a particular use, please disclose this and remove any implication that the EPA has approved this product specifically.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 103 of DRS Amendment No. 1. The Company advises the Staff that in seeking registration of a surface disinfecting spray by the United States Environmental Protection Agency (the “EPA”), the Company submitted an application to the EPA and underwent an evaluation process. The EPA evaluated the application and made a regulatory determination to grant the registration and approve the application.

Our Marketing Strategy, page 100

18.

We note your social media platform presence, with over 43 million followers. Please tell us how you account for this number and whether this number includes the same followers using different multiple social media platforms.

Response: The Company advises the Staff that, as described on page 104 of DRS Amendment No. 1, the Company’s social media platform presence of over 43 million followers is a total of the Company’s 4 million followers and Jessica Alba’s 39 million followers, each across the same social media accounts. In calculating the 4 million followers for the Company, the Company aggregated the number of followers for its accounts on a few different social media platforms, specifically Facebook, Instagram, Pinterest and Twitter, and the number of subscribers for its account on

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Page Eight

YouTube, all of which is publicly available information. In calculating the 39 million followers for Jessica Alba, the Company aggregated the number of followers using the exact same methodology described in the preceding sentence. The 39 million followers could include the same followers using different social media platforms, and the Company does not have the capability to, and was unable to locate a third-party that could, determine how many unique users exist amongst all these platforms. As a result, the Company did not represent in DRS Amendment No. 1 that its followers were unique and disclosed on page 104 of DRS Amendment No. 1 that its social media platform preference was inclusive of a variety of social media accounts.

Segment Reporting and Geographic Information, page F-7

19.

We note your CODM organizes the Company, manages resource allocations and measures performance on the basis of one operating segment. You also state that “Our category mix is a driver of our financial performance given each category’s different margin profile. Even though our growth strategy aims to boost sales across all categories, we intend to prioritize growth in Skin and Personal Care given its attractive margin characteristics...”. You further state that “We intend to continue to prioritize our investments in Skin and Personal Care.” It appears that discrete financial information related to your product categories is available and reviewed, and is also used to make resource allocation decisions. Please tell us how you determined that you have one reportable operating segment.

Additionally, if you have more than one operating segment and you have aggregated them into one reportable operating segment, tell us how you how you met the aggregation criteria in ASC 280-10-50-11. Please specifically address how you determined that your product categories have similar economic characteristics.

Response: The Company advises the Staff that the Company has assessed its operating segments and concluded it has one operating segment in accordance with ASC 280-10-50-1. The Company has not aggregated any operating segments into one reportable segment.

Specifically, the product categories disclosed in the DRS do not meet all the three criteria in ASC 280-10-50-1. While the product categories engage in business activities from which the Company recognizes revenue and incurs expenses (ASC 280-10-50-1(a)) and certain discrete financial information is available for these product categories (ASC 280-10-50-1(c)), the Company’s CODM does not regularly review the operating results of these product categories to assess performance and make resource allocations. Accordingly, the Company concluded that the criteria in ASC 280-10-50-1(b) was not met.

The Company advises the Staff that its CODM regularly reviews financial information on a consolidated basis and key operating metrics to make resource allocations and assess performance. This financial information includes consolidated income statement information in addition to revenue-only information for the product categories disclosed on F-14 of the DRS Amendment No. 1. The revenue-only information does not provide a sufficient basis to assess each product category’s performance on a standalone basis. Specifically, the Company organizes its teams on a cross functional and cross product category basis as it operates its business and brings products to market on a single, common platform. This single, common platform includes one common technology and e-Commerce system and a shared warehouse infrastructure. The Company’s research and development, sales and marketing and support teams are not focused on any one specific product category. The Company also fulfills and ships all products to its end consumers and retail customers via this single, common platform and has a single sourcing, distribution, sales and administrative team that supports all products. Accordingly, the Company’s existing cost structure is largely integrated across product categories. These factors enable the CODM to effectively assess the Company’s performance based on its consolidated information and key operating metrics.

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Page Nine

The Company acknowledges that certain discrete margin information is available for SKUs and product categories and that the statements regarding margin profile and attractive margin characteristics in the DRS referenced by the Staff are based on such information and other publicly available industry information regarding margins in the Skin and Personal Care categories relative to other categories. As discussed, the CODM does not regularly review operating results information of the Company’s product categories for the purposes of making resource allocations and assessing performance.

Impairment of Long-Lived Assets, page F-11

20.

We note that you perform impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Please tell us how you have grouped your assets for purposes of impairment testing.

Response: The Company advises the Staff that it has one asset group. The Company’s long-lived assets consist primarily of a warehouse building and machinery and equipment for its distribution centers used to support the distribution of all its products, and, to a lesser extent, leasehold improvements at its corporate headquarters. As discussed in response to Comment 19 above, the Company operates its business on a single common platform and these assets are shared across the Company and are not specific to product categories or any other lower grouping. Accordingly, the Company concluded that the asset group which represents the lowest level for which cash flows are largely independent of other cash flows is at the consolidated entity level, and assets are grouped for impairment testing at that level.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Sales Returns and Allowances, page F-13

21.	Please tell us, and disclose if material, the amount of sales incentives recorded as a marketing expense in the periods presented.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the amount of sales incentives recorded as a marketing expense for the years ended December 31, 2019 and 2020 is disclosed in the table presented on page F-15 of DRS Amendment No. 1. For the years ended December 31, 2019 and 2020, $7.9 million and $10.9 million, respectively, of sales incentives were recorded as marketing expense.

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Page Ten

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3, Revenues, page F-20

22.

We note that in 2019 you entered into an agreement to license your trademarks for the manufacture and distribution of baby apparel products in exchange for royalties. Please tell us where these royalties are recognized on the income statement, and to the extent they are material, provide a policy for your recognition of the related revenue.

Response: The Company advises the Staff that it has not recognized any royalty revenue for the years ended December 31, 2019 or December 31, 2020.

Exhibits

23.

We note that one of your customers accounts for 58% of your total accounts receivable and 26% of the total revenue for the year ended December 31, 2019. We note that another customer accounts for 14% of your total revenue for the year ended December 31, 2019. We also note that you currently buy all of your diapers from one supplier and substantially all of your wipes from one supplier. Please disclose these customers and suppliers and the material terms of your agreements with them and file the agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the names of these customers have been added on page 21 of DRS Amendment No. 1, and the agreements with such customers will be filed in a subsequent amendment to the DRS. The Company has also revised DRS Amendment No. 1 to add the material terms of the agreements with these customers on page 21 of DRS Amendment No. 1.

In addition, the Company advises the Staff that the name of the Company’s diaper supplier is disclosed on page 34 of DRS Amendment No. 1 and the agreement with such supplier will be filed in a subsequent amendment to the DRS. The material terms of the agreement with the Company’s diaper supplier are described on page 34 of DRS Amendment No. 1.

With respect to the Company’s wipes supplier, the Company advises the Staff that it does not believe that its agreement with such supplier constitutes a material contract under Item 601(b)(10) of Regulation S-K. Although the Company purchases substantially all of its wipes from this supplier, the Company has alternative sources of suppliers for wipes and its business is not substantially dependent on such supplier, therefore the Company has determined that the agreement is not material to the Company.

24.

We note that your products are manufactured by a limited number of third-party manufacturers, that you purchase significant amounts of product supply from a limited number of suppliers, a single distribution partner, and one major vendor for DTC shipping requirements. To the extent you have an agreements with these parties, please file them as material contracts or explain why you are not required to do so. Please also ensure all material terms of such agreements are disclosed in the registration statement.

Response: The Company acknowledges the Staff’s comment. The Company advises the Staff that with respect to the Company’s limited number of third-party manufacturers and suppliers, except for the Company’s diaper supplier, for which the Company has a long-term supply agreement that provides for exclusivity, the Company advises the Staff that it does not believe that any of its agreements with such third-party manufacturers and suppliers constitute a material contract under Item 601(b)(10) of Regulation S-K. The Company has alternative sources of manufacturers and suppliers for its products and its business is not substantially dependent on such manufacturers and suppliers, therefore the Company has determined that such agreements are not material to the Company.

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Page Eleven

Additionally, with respect to the Company’s single distribution partner, the Company advises the Staff that the agreement with such partner will be filed in a subsequent amendment to the DRS. The material terms of the agreement with the Company’s single distribution partner are described on page 35 of DRS Amendment No. 1.

With respect to the Company’s major vendor for DTC shipping requirements, the Company advises the Staff that it does not believe that its agreement with such vendor constitutes a material contract under Item 601(b)(10) of Regulation S-K. The Company has alternative vendors that can provide shipping services and its business is not substantially dependent on such vendor, therefore the Company has determined that such agreement is not material to the Company.

*         *         *

Please contact me at (310) 883-6417, Nicole Brookshire at (212) 479-6157, Siana Lowrey at (415) 693-2150 or Sara Semnani at (310) 883-6467 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ C. Thomas Hopkins

C. Thomas Hopkins

cc:	Nikolaos Vlahos, Chief Executive Officer, The Honest Company Inc.

Kelly Kennedy, Chief Financial Officer, The Honest Company, Inc.

Brendan Sheehey, General Counsel, The Honest Company, Inc.

Nicole Brookshire, Cooley LLP

Siana Lowrey, Cooley LLP

Sara Semnani, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

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